SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Graymark Healthcare, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
389465105
(CUSIP Number)

P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO: 389465105	13D

1.	NAMES OF REPORTING PERSONS P. Mark Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,609,212
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,609,212
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,609,212
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.86%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Graymark Healthcare, Inc. (the “Issuer”), the principal executive offices of which are located at 101 N. Robinson, Suite 920, Oklahoma City, Oklahoma 73102.

Item 2.	Identity and Background.
(a)	Name: P. Mark Moore
(b)	Principal business address: 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.
(c)

Occupation: Manager, director and officer of various private entities engaged in the ownership, management and operation of various businesses, including Black Oak Partners, LLC, the address of which is 101 N. Robinson, Suite 800, Oklahoma City, Oklahoma 73102.

(d)	Criminal Convictions: N/A
(e)	Civil Proceedings: N/A
(f)	Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration.

On July 22, 2008, MTV Investments, LP, a limited partnership, purchased directly from Issuer in a private transaction, 484,500 restricted shares of Issuer’s Common Stock at a price per share of $3.25. The reporting person is the President of MTV Associates, Inc., the General Partner of MTV Investments, LP. The reporting person is also a trustee of the R.W.M. Dynasty Trust I., which entity is the sole member of Black Oak Holdings, LLC, which entity is the sole member of Black Oak Capital, LLC, which entity is the sole member of Black Oak II, LLC and Black Oak Investments, LLC. Black Oak II, LLC is the record and beneficial owner of 1,104,112 restricted shares of Issuer’s Common Stock and Black Oak Investments, LLC is the record and beneficial owner of 20,600 shares of the Issuer’s Common Stock. Black Oak II, LLC purchased the shares of Common stock in a private transaction on May 30, 2008 for a price per share of $4.50. Black Oak Investments, LLC purchased the shares of Common Stock in several open market transactions occurring between January 10, 2008 and April 4, 2008. All shares were purchased with working capital of the acquiring entity.

Item 4.	Purpose of Transaction.

The securities described in this statement were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.
(a)	The reporting person is the beneficial owner of 1,609,212 shares of Common Stock, which represents approximately 5.86% of the outstanding Common Stock.

(b)	The reporting person possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 1,609,212 shares of Common Stock described herein.
(c)	See Item 3.
(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, as described in Item 3.
(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.	Materials to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2008	/s/ P. Mark Moore
P. Mark Moore